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     Contact:  Michael P. Hawks          (NYSE-BMC)
               (612)851-6030             FOR IMMEDIATE RELEASE

                        BMC ANNOUNCES QUARTERLY DIVIDEND

September 6, 1996--Minneapolis, Minnesota--BMC Industries, Inc. today announced that its Board of Directors has approved a continuation of its quarterly cash dividend of $.0125 cents per share.

Shareholders of record as of September 18, 1996 will receive a dividend of $.0125 for each share owned on that date, to be paid on October 2, 1996.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.


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